April 17, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN:         Mr. Mark Cowan

Document Control – EDGAR

RE:      Columbia Funds Variable Series Trust II

Columbia Variable Portfolio – Balanced Fund

Columbia Variable Portfolio – Dividend Opportunity Fund

Columbia Variable Portfolio – Emerging Markets Fund

Columbia Variable Portfolio – Large Core Quantitative Fund

Columbia Variable Portfolio – Limited Duration Credit Fund

Columbia Variable Portfolio – Short Duration U.S. Government Fund

Variable Portfolio – BlackRock Global Inflation-Protected Securities Fund

Variable Portfolio – Holland Large Cap Growth Fund

Variable Portfolio – Partners Small Cap Growth Fund

Variable Portfolio – Sit Dividend Growth Fund

Variable Portfolio – Victory Established Value Fund

Variable Portfolio – Aggressive Portfolio

Variable Portfolio – Conservative Portfolio

Variable Portfolio – Moderately Aggressive Portfolio

Variable Portfolio – Moderately Conservative Portfolio

Variable Portfolio – Moderate Portfolio

Post-Effective Amendment No. 28

File No. 333-146374 / 811-22127

Dear Mr. Cowan:

This letter responds to comments received on March 25, 2013 for the Post-Effective Amendment filing referenced above. Comments and responses are outlined below:

FEES AND EXPENSES OF THE FUND (ALL BUT THE VP – CONSERVATIVE, MODERATELY CONSERVATIVE, MODERATE, MODERATELY AGGRESSIVE AND AGGRESSIVE PORTFOLIO)

COMMENT NO. 1:	Please provide updated fee tables and examples so that the staff may review the updated information prior to the filing’s effective date.

RESPONSE:	Please see Exhibit A to this letter.

COMMENT NO. 2:	Please explain supplementally what ‘contractual changes’ you are referring to in footnote (a). Please also revise the footnote to make clear that the fees reflect “current fees” as per the form instruction.

RESPONSE:	For all funds except Columbia VP – Holland Large Cap Growth, footnote (a) referring to “contractual changes” will be removed. For Columbia VP – Holland Large Cap Growth Fund, a footnote (a) to “Management fees” will be reflected and will read as follows:

Fund expenses have been restated to reflect current fees.

COMMENT NO. 3:	Please remove the portion of footnote (b) stating that the “fund indirectly bears a pro rata portion of the fees and expenses of funds in which it invests” because the disclosure is not required or permitted by Item 3.

RESPONSE:	Where applicable the disclosure will be revised to read as follows:

“Total annual fund operating expenses” may not match “Net Expenses” in the Financial Highlights section of this prospectus, which does not include, among other things, fees and expenses incurred as a result of investment in shares of certain pooled investment vehicles.

COMMENT NO. 4:	Please explain to the staff the applicability of the multiple references of footnotes (a) and (b).

RESPONSE:	The references to footnotes (a) and (b) will be revised. Please see examples in Exhibit A to this letter.

COMMENT NO. 5:	If the Fund’s current expenses are lower than the contractual cap such that the fee waiver is not currently applicable, then please remove the footnote disclosing the contractual fee waiver arrangement in the fees and expense table.

RESPONSE:	If the Fund’s current expenses are lower than the contractual cap such that the fee waiver is not currently applicable, the footnote disclosing the contractual fee waiver arrangement in the fees and expense table will be removed.

COMMENT NO. 6:	Confirm that, if a contractual fee waiver/reimbursement agreement is reflected in the fee and expense table, the duration of such agreement will be at least one year from the date of effectiveness of the Fund’s prospectus.

RESPONSE:	So confirmed.

PRINCIPAL INVESTMENT STRATEGIES

COMMENT NO. 7:	Columbia VP – Balanced Fund. Please define “large capitalization companies” and securities that are rated “investment grade.” Also, please disclose the risks associated with investing in convertible securities and preferred stocks.

RESPONSE:	Securities rated “investment grade” are defined in the Statement of Additional Information, which is meant to cover all Funds of the Registrant. The following definition of large-capitalization companies will be added to the principal investment strategies:

“…the Fund invests primarily in equity securities of companies that have large market capitalizations (generally over $5 billion).”

COMMENT NO. 8:	Columbia VP – Dividend Opportunity Fund. Please explain to the staff which strategy is associated with Interest Rate Risk and Quantitative Model Risk.

RESPONSE:	Interest Rate Risk and Quantitative Model Risk will be deleted from the Principal Risks sections for Columbia VP – Dividend Opportunity Fund.

COMMENT NO. 9:	Columbia VP – Emerging Markets Fund. We noted that derivatives options risk is a principal risk. If applicable, please revise the principal strategies to include the use of options.

RESPONSE:	Derivatives/Options Risk will be deleted from the Principal Risks sections for Columbia VP – Emerging Markets Fund.

COMMENT NO. 10:	Columbia VP – Large Core Quantitative Fund. If applicable, please include any principal risks of investing in derivatives.

RESPONSE:	References to investments in derivative instruments will be deleted from the Principal Investment Strategies sections and therefore principal risks of investing in derivatives will not be added.

COMMENT NO. 11:	Columbia VP – Sit Dividend Growth Fund. If applicable, please include Distribution Level Risk and Reinvestment Risk as principal risks.

RESPONSE:	We believe Reinvestment Risk is not a principal risk for this fund and therefore it will not be included in the Principal Risks sections; Distribution Level Risk will be added to the Principal Risks sections.

COMMENT NO. 12:	Columbia VP – Limited Duration Credit Fund. Please identify and describe the fund’s benchmark index in order for investors to understand the types of debt securities with “short-and intermediate-term maturities” that the fund will invest in.

RESPONSE:	The Fund’s Principal Investment Strategies will be revised to identify the Fund’s benchmark index, the Barclays U.S. 1-5 Year Corporate Index. The Registrant respectfully submits that adding a description of the benchmark is not necessary for investor understanding and may obscure or impede understanding of the information that is required to be included.

COMMENT NO. 13:	Columbia VP – Holland Large Cap Growth Fund. Please explain to the staff which strategy is associated with Focused Portfolio Risk.

RESPONSE:	Focused Portfolio Risk will be deleted from the Principal Risks sections of the prospectus for Columbia VP – Holland Large Cap Growth Fund.

COMMENT NO. 14:	Columbia VP – Partners Small Cap Growth Fund. Please explain to the staff which strategy is associated with Quantitative Model Risk.

RESPONSE:	Quantitative Model Risk will be deleted from the Principal Risks sections of the prospectus for Columbia VP – Partners Small Cap Growth Fund

OTHER INVESTMENT STRATEGIES AND RISKS

COMMENT NO. 15:	Please consider moving any non-principal strategies to the SAI.

RESPONSE:	After giving consideration to the comment, the Registrant elects to include certain information, including certain investment strategies and the risks thereof that are not principal investment strategies of the Fund, in the prospectus in accordance with General Instruction C.3(b) of Form N-1A.

PERFORMANCE INFORMATION (VP – CONSERVATIVE, MODERATELY CONSERVATIVE, MODERATE, MODERATELY AGGRESSIVE AND AGGRESSIVE PORTFOLIO)

COMMENT NO. 17:	Average Annual Total Returns table is confusing in light of the narrative following the table. Is the secondary index a single blended index, or a blended index and three separate indices?

RESPONSE:	The secondary index is a blended index for each of the Funds consisting of three to four indices depending upon the particular Fund.

COMMENT NO. 18:	Please remove the description of the primary broad based index from the narrative. Also, the description of the secondary index should be in the narrative accompanying the bar chart and table.

RESPONSE:	The description of the primary broad based index and the secondary index has been removed.

COMMENT NO. 19:	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:	The Registrant agrees to make such representations:

Staff had no additional comments except the requirement to make the following representation on behalf of the Registrant:

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Vice President and Group Counsel

Ameriprise Financial, Inc.

Exhibit A

Fees and Expenses

Columbia Variable Portfolio – Balanced Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees, expenses or sales charges imposed by your Contract or Qualified Plan, which are disclosed in your separate Contract prospectus or Qualified Plan disclosure documents, or imposed on Accounts that may own shares directly. If the additional fees, expenses or sales charges were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class 3
Management fees	0.64%
Distribution and/or service (12b-1) fees	0.13%
Other expenses	0.15%
Total annual fund operating expenses	0.92%

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the Fund for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

The example does not reflect the fees and expenses that apply to your Contract or Qualified Plan or to Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 3	$94	$293	$509	$1,131

Columbia Variable Portfolio – Dividend Opportunity Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees, expenses or sales charges imposed by your Contract or Qualified Plan, which are disclosed in your separate Contract prospectus or Qualified Plan disclosure documents, or imposed on Accounts that may own shares directly. If the additional fees, expenses or sales charges were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class 1	Class 2	Class 3
Management fees	0.57%	0.57%	0.57%
Distribution and/or service (12b-1) fees	0.00%	0.25%	0.13%
Other expenses	0.12%	0.12%	0.12%
Total annual fund operating expenses	0.69%	0.94%	0.82%

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

The example does not reflect the fees and expenses that apply to your Contract or Qualified Plan or to Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1	$70	$221	$384	$859
Class 2	$96	$300	$520	$1,155
Class 3	$84	$262	$455	$1,014

Columbia Variable Portfolio – Emerging Markets Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees, expenses or sales charges imposed by your Contract or Qualified Plan, which are disclosed in your separate Contract prospectus or Qualified Plan disclosure documents, or imposed on Accounts that may own shares directly. If the additional fees, expenses or sales charges were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class 1	Class 2	Class 3
Management fees	1.07%	1.07%	1.07%
Distribution and/or service (12b-1) fees	0.00%	0.25%	0.13%
Other expenses	0.22%	0.22%	0.22%
Total annual fund operating expenses	1.29%	1.54%	1.42%
Less: Fee waiver/expense reimbursement(a)	-0.04%	-0.04%	-0.04%
Total annual (net) fund operating expenses after fee waiver/expense reimbursement(a)	1.25%	1.50%	1.38%

(a)

Columbia Management Investment Advisers, LLC and/or certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding certain fees and expenses, such as transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until April 30, 2014, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses will not, subject to applicable exclusions, exceed the annual rate of 1.25% for Class 1, 1.50% for Class 2 and 1.375% for Class 3.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. The example does not reflect the fees and expenses that apply to your Contract or Qualified Plan or to Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1	$127	$405	$704	$1,553
Class 2	$153	$483	$836	$1,831
Class 3	$140	$445	$773	$1,699

Columbia Variable Portfolio – Large Core Quantitative Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees, expenses or sales charges imposed by your Contract or Qualified Plan, which are disclosed in your separate Contract prospectus or Qualified Plan disclosure documents, or imposed on Accounts that may own shares directly. If the additional fees, expenses or sales charges were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class 1	Class 2	Class 3
Management fees	0.66%	0.66%	0.66%
Distribution and/or service (12b-1) fees	0.00%	0.25%	0.13%
Other expenses	0.14%	0.14%	0.14%
Acquired fund fees and expenses	0.01%	0.01%	0.01%
Total annual fund operating expenses(a)	0.81%	1.06%	0.94%

(a)

Total annual fund operating expenses” may not match “Net Expenses” in the Financial Highlights section of this prospectus, which does not include, among other things, fees and expenses incurred as a result of investment in shares of certain pooled investment vehicles.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

The example does not reflect the fees and expenses that apply to your Contract or Qualified Plan or to Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1	$83	$259	$450	$1,002
Class 2	$108	$337	$585	$1,294
Class 3	$96	$300	$520	$1,155

Columbia Variable Portfolio – Short Duration U.S. Government Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees, expenses or sales charges imposed by your Contract or Qualified Plan, which are disclosed in your separate Contract prospectus or Qualified Plan disclosure documents, or imposed on Accounts that may own shares directly. If the additional fees, expenses or sales charges were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class 1	Class 2	Class 3
Management fees	0.36%	0.36%	0.36%
Distribution and/or service (12b-1) fees	0.00%	0.25%	0.13%
Other expenses	0.14%	0.14%	0.14%
Total annual fund operating expenses	0.50%	0.75%	0.63%

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

The example does not reflect the fees and expenses that apply to your Contract or Qualified Plan or to Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1	$51	$160	$280	$628
Class 2	$77	$240	$417	$930
Class 3	$64	$202	$351	$786

Variable Portfolio – BlackRock Global Inflation-Protected Securities Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees, expenses or sales charges imposed by your Contract or Qualified Plan, which are disclosed in your separate Contract prospectus or Qualified Plan disclosure documents, or imposed on Accounts that may own shares directly. If the additional fees, expenses or sales charges were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class 1	Class 2	Class 3
Management fees	0.42%	0.42%	0.42%
Distribution and/or service (12b-1) fees	0.00%	0.25%	0.13%
Other expenses	0.13%	0.13%	0.13%
Total annual fund operating expenses	0.55%	0.80%	0.68%

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

The example does not reflect the fees and expenses that apply to your Contract or Qualified Plan or to Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1	$56	$176	$307	$689
Class 2	$82	$255	$444	$990
Class 3	$69	$218	$379	$847

Variable Portfolio – Sit Dividend Growth Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees, expenses or sales charges imposed by your Contract or Qualified Plan, which are disclosed in your separate Contract prospectus or Qualified Plan disclosure documents, or imposed on Accounts that may own shares directly. If the additional fees, expenses or sales charges were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class 1	Class 2	Class 3
Management fees	0.71%	0.71%	0.71%
Distribution and/or service (12b-1) fees	0.00%	0.25%	0.13%
Other expenses	0.13%	0.13%	0.13%
Total annual fund operating expenses	0.84%	1.09%	0.97%
Less: Fee waiver/expense reimbursement(a)	–0.07%	–0.07%	–0.07%
Total annual (net) fund operating expenses after fee waiver/expense reimbursement(a)	0.77%	1.02%	0.90%

(a)

Columbia Management Investment Advisers, LLC and/or certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding certain fees and expenses, such as transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until April 30, 2014, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses will not, subject to applicable exclusions, exceed the annual rate of 0.77% for Class 1, 1.02% for Class 2 and 0.895% for Class 3.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. The example does not reflect the fees and expenses that apply to your Contract or Qualified Plan or to Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1	$79	$261	$459	$1,031
Class 2	$104	$340	$594	$1,322
Class 3	$92	$302	$529	$1,183

Variable Portfolio – Victory Established Value Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class 1	Class 2	Class 3
Management fees	0.77%	0.77%	0.77%
Distribution and/or service (12b-1) fees	0.00%	0.25%	0.13%
Other expenses(a)	0.13%	0.13%	0.13%
Total annual fund operating expenses	0.90%	1.15%	1.03%
Less: Fee waiver/expense reimbursement(a)	–0.01%	–0.01%	–0.01%
Total annual (net) fund operating expenses after fee waiver/expense reimbursement(a)	0.89%	1.14%	1.02%

(a)

Columbia Management Investment Advisers, LLC and/or certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding certain fees and expenses, such as transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until April 30, 2014, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses will not, subject to applicable exclusions, exceed the annual rate of 0.89% for Class 1, 1.14% for Class 2 and 1.015% for Class 3.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. The example does not reflect the fees and expenses that apply to your Contract or Qualified Plan or to Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Class 1	$91	$286	$497	$1,107
Class 2	$116	$364	$632	$1,397
Class 3	$104	$327	$568	$1,259

Columbia Variable Portfolio – Limited Duration Credit Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees, expenses or sales charges imposed by your Contract or Qualified Plan, which are disclosed in your separate Contract prospectus or Qualified Plan disclosure documents, or imposed on Accounts that may own shares directly. If the additional fees, expenses or sales charges were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class 1		Class 2
Management fees	0.46%		0.46%
Distribution and/or service (12b-1) fees	0.00%		0.25%
Other expenses	0.13%		0.13%
Total annual fund operating expenses	0.59%		0.84%
Less: Fee waiver/expense reimbursement(a)	(0.02%	)	(0.02%	)
Total annual (net) fund operating expenses after fee waiver/expense reimbursement(a)	0.57%		0.82%

(a)

Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding certain fees and expenses, such as transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until April 30, 2014, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses will not, subject to applicable exclusions, exceed the annual rates of 0.57% for Class 1 and 0.82% for Class 2.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. The example does not reflect the fees and expenses that apply to your Contract or Qualified Plan or to Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown. Although your actual costs may be higher or lower, based on the assumptions listed above your costs would be:

	1 year	3 years	5 years	10 years
Class 1	$58	$187	$327	$736
Class 2	$84	$266	$464	$1,035

Variable Portfolio – Holland Large Cap Growth Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees, expenses or sales charges imposed by your Contract or Qualified Plan, which are disclosed in your separate Contract prospectus or Qualified Plan disclosure documents, or imposed on Accounts that may own shares directly. If the additional fees, expenses or sales charges were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class 1	Class 2
Management fees(a)	0.62%	0.62%
Distribution and/or service (12b-1) fees	0.00%	0.25%
Other expenses	0.12%	0.12%
Total annual fund operating expenses	0.74%	0.99%

(a)	Fund expenses have been restated to reflect current fees.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

The example does not reflect the fees and expenses that apply to your Contract or Qualified Plan or to Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown. Although your actual costs may be higher or lower, based on the assumptions listed above your costs would be:

	1 year	3 years	5 years	10 years
Class 1	$76	$237	$411	$918
Class 2	$101	$315	$547	$1,213

Variable Portfolio – Partners Small Cap Growth Fund

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees, expenses or sales charges imposed by your Contract or Qualified Plan, which are disclosed in your separate Contract prospectus or Qualified Plan disclosure documents, or imposed on Accounts that may own shares directly. If the additional fees, expenses or sales charges were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class 1		Class 2
Management fees	0.87%		0.87%
Distribution and/or service (12b-1) fees	0.00%		0.25%
Other expenses	0.16%		0.16%
Total annual fund operating expenses	1.03%		1.28%
Less: Fee waiver/expense reimbursement(a)	(0.07%	)	(0.07%	)
Total annual (net) fund operating expenses after fee waiver/expense reimbursement(a)	0.96%		1.21%

(a)

Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding certain fees and expenses, such as transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until April 30, 2014, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses will not, subject to applicable exclusions, exceed the annual rates of 0.96% for Class 1 and 1.21% for Class 2.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. The example does not reflect the fees and expenses that apply to your Contract or Qualified Plan or to Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown. Although your actual costs may be higher or lower, based on the assumptions listed above your costs would be:

	1 year	3 years	5 years	10 years
Class 1	$98	$321	$562	$1,253
Class 2	$123	$399	$696	$1,539